Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-180342

Final Term Sheet

2.50% Fixed Rate Notes due 2016

Issuer:	Ford Motor Credit Company LLC

Size:	$750,000,000

Maturity:	January 15, 2016

Trade Date:	July 31, 2012

Coupon:	2.50%

Benchmark Treasury:	0.250% due July 15, 2015

Benchmark Treasury Yield and Price:	0.298%; 99-27+

Yield to Maturity:	2.598%

Spread to Benchmark Treasury:	230 basis points

Settlement Date:	August 7, 2012 (T+5)

Price to Public:	99.680% of principal amount

Proceeds (Before Expenses) to Issuer:	$745,725,000 (99.430%)

Interest Payment Dates:	Semi-annually on each January 15 and July 15, beginning January 15, 2013

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC

CUSIP/ISIN:	345397WE9 / US345397WE99

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847; Citigroup Global Markets Inc., toll-free at 1-877-858-5407; Goldman, Sachs & Co., toll free at 1-866-471-2526; Morgan Stanley & Co. LLC, toll free at 1-866-718-1649; or RBC Capital Markets, LLC, toll-free at 1-866-375-6829.